SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM N-18F-1


                      NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940








                                  E*TRADE FUNDS
                            Exact name of Registrant



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                            NOTIFICATION OF ELECTION



      The undersigned registered open-end investment company, on behalf of E*TRADE S&P 500 Index Fund (the "Fund"), hereby notifies the Securities and Exchange Commission that the Fund elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE


      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the city of Palo Alto and the state of California on the 19th day of February, 1999.


                                          Signature:  E*TRADE Funds
                                                      -------------------------
                                                      (Name of Registrant)



                                          By: /s/ Joe Van Remortel
                                              -------------------------------
                                              Joe Van Remortel
                                              Vice President and Secretary


Attest:/s/ Brian Murray
       -------------------------------
       Name: Brian Murray
       Title: President